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                             April 19, 2022

       Billy Cho
       Chief Financial Officer
       Zai Lab Ltd
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong
       Shanghai, China

                                                        Re: Zai Lab Ltd
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-38205

       Dear Mr. Cho:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Disclosures Relating to Our Chinese Operations, page ii

   1.                                                   Please provide
prominent disclosure here discussing whether your auditor is subject to the determinations
announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign
Companies Accountable Act (the "HFCAA") and related regulations will affect your
company, including disclosing that you were identified by the
                                                        Commission under the
HFCAA. Also, disclose that the United States Senate passed the
                                                        Accelerating Holding
Foreign Companies Accountable Act, which, if enacted, would
                                                        decrease the number of
non-inspection years from three years to two, thus reducing the time period before your
securities may be prohibited from trading or delisted.
 Billy Cho
FirstName
Zai Lab LtdLastNameBilly Cho
Comapany
April       NameZai Lab Ltd
       19, 2022
April 219, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Thomas Danielski